On February 24, 2005, our Board of Directors passed resolutions on the following two items.

1. The 44th Annual General Meeting of Shareholders of Korea Electric Power Corporation (“KEPCO”)

Date and time	March 18, 2005, 10:00 a.m. (Seoul Time)

Place	167, Samseong-dong, Gangnam-gu, Seoul, Korea, Grand Hall at the head office of KEPCO

Report	1. General report on the business of KEPCO for the
fiscal year ended December 31, 2004
2. Statutory auditors’ review report on the proposed
financial statements of KEPCO for the fiscal year
ended December 31, 2004.

Agenda	Shareholder approval of the non-consolidated balance
sheet, income statement and the proposed appropriation
of retained earnings as of or for the fiscal year
ended December 31, 2004, each prepared in accordance
with generally accepted accounting principles in
Korea, or Korean GAAP.

2. Dividend Payment for fiscal year 2004 in comparison to fiscal year 2003

Fiscal year	2004	2003
Dividend per share	KRW1,150	KRW1,050

Aggregate dividend amount	KRW724,155,601,450	KRW661,537,299,150

Net income	KRW2,880,769,535,920	KRW2,315,938,175,262

• All figures listed above are subject to change pending our audit by our independent public accountant KPMG Samjong Accounting Corp., and the approval at our general meeting of shareholders.